July 17, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	KBL Healthcare Acquisition Corp. III

Registration Statement on Form S-1

File No. 333-141342

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join in the request of KBL Healthcare Acquisition Corp. III that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on July 19, 2007 at 2:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: July 11, 2007

(ii)	Dates of distribution: July 11, 2007 – July 17, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3

(iv)	Number of prospectuses so distributed: approximately 4,775

(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ David Spivak
Name:	David Spivak
Title:	Managing Director

KBL HEALTHCARE ACQUISITION CORP. III

757 Third Avenue, 21st Floor

New York, New York 10017

July 17, 2007

VIA EDGAR AND TELECOPY (202) 772-9206

Mr. John Reynolds

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	KBL Healthcare Acquisition Corp. III (the “Company”)

Registration Statement on Form S-1 originally filed March 16, 2007

(File No. 333-141342) ( the “Registration Statement”)

Dear Mr. Reynolds:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 2:00 P.M., Thursday, July 19, 2007, or as soon thereafter as practicable.

In connection with the Company’s request for acceleration of effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

(1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

KBL HEALTHCARE ACQUISITION CORP. III

By:	/s/ Marlene Krauss
Name:	Marlene Krauss
Title:	Chief Executive Officer